Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 4 DATED JULY 18, 2022
TO THE OFFERING CIRCULAR DATED JUNE 1, 2022

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated June 1, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 1, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain 2022 performance metrics of the Company.

Certain 2022 Performance Metrics

Net returns of all client accounts of Fundrise Advisors for H1 2022 by investment plan objective1:

Plan Objective	Income	Balanced	Growth	Overall
Net Dividends	1.73%	1.22%	1.00%	1.22%
Appreciation	3.05%	4.16%	4.95%	4.31%
Net Total Return	4.78%	5.39%	5.96%	5.52%

Performance of individual Fundrise sponsored funds for H1 20222:

Fund Name / Objective	Average AUM[3]	Launch Date	Net Total Return
Registered funds
Flagship Real Estate Fund	$955,220,122	Jan 2021	5.92%
Income Real Estate Fund	$219,812,567	Jan 2021	3.07%
Growth
Growth eREIT	$235,114,323	Feb 2016	7.43%
Growth eREIT II	$111,157,513	Sep 2018	8.86%
Development eREIT	$117,286,844	Jun 2019	-0.77%
eFund	$99,393,827	Jun 2017	1.08%
Growth eREIT III	$61,542,851	Feb 2019	12.62%
Growth eREIT VII	$67,324,704	Jan 2021	13.44%
Growth eREIT VI	$49,890,983	Dec 2019	2.73%
Balanced
East Coast eREIT	$170,895,584	Oct 2016	9.36%
Heartland eREIT	$116,142,631	Oct 2016	5.20%
West Coast eREIT	$97,765,975	Oct 2016	2.98%
Balanced eREIT	$51,909,456	Dec 2019	2.12%
eREIT XIV	$23,764,819	Dec 2019	3.99%
Balanced eREIT II	$50,651,026	Jan 2021	5.06%
Income
Income eREIT	$71,201,077	Dec 2015	2.74%
Income eREIT II	$40,054,028	Sep 2018	3.60%
Income eREIT V	$32,747,135	Oct 2019	2.60%
Income eREIT 2019	$21,489,970	Jun 2019	3.54%
Income eREIT III	$18,198,326	Feb 2019	3.69%

Net returns of all client accounts of Fundrise Advisors for Q2 2022 by investment plan objective1:

Plan Objective	Net Total Return
Income	1.54%
Balanced	1.87%
Growth	2.72%
Overall	2.05%

Performance of individual Fundrise sponsored funds for Q2 20222:

Fund Name	Net Total Return
Growth eREIT	2.70%
East Coast eREIT	8.03%
Heartland eREIT	0.60%
West Coast eREIT	1.49%
eFund	1.02%
Growth eREIT II	4.37%
Growth eREIT III	5.11%
Development eREIT	-0.87%
Growth eREIT VI	1.16%
Balanced eREIT	0.38%
Growth eREIT VII	6.92%
Balanced eREIT II	0.81%
Flagship Real Estate Fund	1.19%
Income Real Estate Fund	1.54%

1 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

2 “Performance of individual Fundrise sponsored funds” specifically refers to the time weighted return for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

3 “Average AUM” is the daily average invested capital in the indicated program during the first six months of calendar year 2022, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.